Exhibit "B"

VILLAGEEDOCS

RESOLUTIONS REGARDING VILLAGEEDOCS CORPORATION

PLAN OF INTERNAL RESTRUCTURING

          WHEREAS, the Board of Directors (the "Board"), of VillageEDOCS (the "Corporation"), has determined that it would be in the best interests of the Corporation and its shareholders for the Board to have the authority, in its discretion, to incorporate the Corporation's operations and to transfer some of substantially all of the Corporation's assets initially to directly or indirectly wholly-owned subsidiaries ("Subsidiaries"), with the result that the Corporation would become a holding company; and

          WHEREAS, the Board believes that the formation of such Subsidiaries and the adoption, in whole or in part, of a holding company structure would (i) facilitate the entry into new businesses, the disposition of existing businesses and the formation of joint ventures or other business combinations with third parties; (ii) permit great flexibility in the management and financing of new and existing business operations; (iii) possibly enable the Corporation to achieve certain benefits through the reallocation of assets and business functions in separate Subsidiary corporations; and

          WHEREAS, the Board has adopted this Plan of Internal Restructuring (the "Plan"), providing for the Corporation to transfer its electronic documents delivery system assets and such other operations as the Boar deems appropriate, to Subsidiaries; and

          WHEREAS, pursuant to the terms of the Plan, the Board would have the discretion to determine when and whether to make such transfers.

          RESOLVED, that, in furtherance of the foregoing, this Plan is hereby adopted:

          1.       Subsidiaries.  The Board is hereby authorized to cause the formation of one or more Subsidiaries and to effect the transfer of all, substantially all, or any portion of the assets and related liabilities, if any, of the Corporation's electronic document delivery system or other operations as the Board deems appropriate, to such new or existing Subsidiaries, either as contributions to the capital of such Subsidiaries or in exchange for stock of the Subsidiary.

          2.       Authority to Determine Structure of Subsidiaries.  The Board is hereby authorized to determine the jurisdiction of incorporation of each such new Subsidiary, its capitalization, officers and directors, and is authorized to effect such transfers of assets, liabilities and employees to such new or existing Subsidiaries as the Board shall deem appropriate in its sole discretion consistent with Section 1 above.

          3.       Employees.  Upon the approval of any transfer of employees to any such Subsidiary, the appropriate officers of the Corporation shall take or cause to be taken such actions as they shall deem necessary or desirable to implement appropriate compensation levels and to obtain appropriate workers' compensation, unemployment compensation and benefit plans coverages in effect for such employees.

          4.       Authority of Officers.  Except as otherwise provided in the Corporation's and applicable Subsidiaries' Bylaws and resolutions, the appropriate officers of the Corporation are hereby authorized and directed to cause the incorporation of the Subsidiaries as hereinafter directed by the Board, to obtain such consents of lenders, lessor and other persons, as may be necessary for the assignment and assumption of agreements, commitments and obligations and the transfers of assets contemplated hereby, to qualify each of the new Subsidiaries to do business in such jurisdictions as may be appropriate, and to secure office space, equipment and staff necessary for their operations, and to make such filings, execute and deliver on behalf of the Corporation such agreements, instruments and documents and do all other acts and things necessary or appropriate to carry out the intent and purpose of this Plan, all subject to the further instruction, if necessary, by the Board.

          5.       Shareholder Approval.  This Plan shall be presented to the shareholders of the Corporation for their approval.  The affirmative vote of the holders of a majority of the issued and outstanding stock of the Corporation is necessary for such approval.

          6.       Conditions to Consummation of Plan.  The consummation of this Plan is conditioned upon (a) receipt, prior to the effective time of any transfers of assets and related liabilities (if any) by the Corporation hereunder, of all consents of lenders, lessor, and other persons deemed necessary by the officers of the Corporation to permit the assignment and assumption of agreements, commitments and obligations and the transfers of assets and related liabilities contemplated hereby; and (b) approval of this Plan by the requisite affirmative vote of the shareholders of the Corporation, as provided in Section 5 hereof.  If any consent referred to in clause (a) of the preceding sentence is not deemed by such officers to be materially necessary to the consummation of this Plan, such officers may waive such consent.  The Board reserves the right to amend or terminate this Plan at any time prior to any effective time and further reserves the right to implement only a portion of such Plan; provided that no amendment shall be made after approval of the Plan by the shareholders of the Corporation which would have a material adverse effect on the rights of the shareholders of the Corporation.  Partial implementation of the Plan as provided in the preceding sentence shall not be deemed an amendment of the Plan.

          7.       Shareholder Approval of Transfers of Assets by Subsidiaries.  In the event that the Board determines to form or utilize one or more new or existing Subsidiaries and transfer of assets of the Corporation thereto in accordance with this Plan, any subsequent transfer of assets by such Subsidiary to an unrelated third party or affiliate General Corporation Law, as in effect at the time of transfer to an unrelated third party by such Subsidiary, will be submitted to the shareholders of the Corporation for approval if the assets so transferred to such unrelated third party or affiliate other than a Subsidiary, would then constitute substantially all of the assets of the Corporation and its Subsidiaries on a consolidated basis.

          8.       No Limitations.  This Plan is intended to define, describe and provide for the structure and functions of the Corporation, its existing subsidiaries and any new Subsidiaries created pursuant hereto.  Nothing contained herein shall be construed to limit the power of the Corporation, its existing subsidiaries or the new Subsidiaries in the future, and upon proper authorization by their respective Boards of Directors and shareholders, to do anything which they may lawfully have the power to do under the corporation laws of their respective states of incorporation.  Notwithstanding the foregoing, the Board shall use reasonable efforts to consummate that portion of this Plan with respect to the Marketing, Credit, Manufacturing and Distribution or other operations of the Corporation within five years after shareholder approval as provided in Section 5 hereto, if at all.

                                                            BOARD OF DIRECTORS:

                                                            /s/ J. Thomas Zender

                                                            J. Thomas Zender

                                                            /s/ K. Mason Conner

                                                            K. Mason Conner

                                                            /s/ H. Jay Hill

                                                            H. Jay Hill